Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

DATE OF BOARD MEETING

The board of directors (the “Board”) of OneConnect Financial Technology Co., Ltd. (the “Company”) announces that a meeting of the Board will be held on Monday, May 22, 2023 for the purpose of, inter alia, considering and approving the unaudited quarterly results of the Company and its subsidiaries for the three months ended March 31, 2023, and its publication.

The Company’s management will hold an earnings conference call on Monday, May 22, 2023, at 8:00 a.m. U.S. Eastern Time or 8:00 p.m. Hong Kong Time on the same day. Details of registration procedures in respect of the earnings conference call will be published on the investor relations page of the Company’s website at ir.ocft.com and irhk.ocft.com in due course.

By Order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, May 10, 2023

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen and Ms. Rong Chen as the executive directors, Ms. Sin Yin Tan, Ms. Xin Fu, Mr. Wenwei Dou, Ms. Wenjun Wang and Mr. Min Zhu as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.